UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
TARRAGON CORPORATION

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
876287-10-3

(CUSIP Number)

William S. Friedman
423 West 55th Street, 12th Floor
New York, New York 10019
(212) 949-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
August 23, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of '' 240.1.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 13d-1(b)(3) or (4), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	876287-10-3

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William S. Friedman

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		3,335,523

Shares	8	Shared Voting Power
Beneficially
Owned by		-0-

Each	9	Sole Dispositive Power
Reporting
Person		3,335,523

With	10	Shared Dispositive Power

-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,335,523

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

11.5%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No.	876287-10-3

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lucy N. Friedman

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		3,099,801

Shares	8	Shared Voting Power
Beneficially
Owned by		-0-

Each	9	Sole Dispositive Power
Reporting
Person		3,099,801

With	10	Shared Dispositive Power

-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,099,801

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

10.7%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No.	876287-10-3

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Beachwold Partners, L.P., FEI 75-2568292

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Texas

	7	Sole Voting Power

Number of		1,048,505

Shares	8	Shared Voting Power
Beneficially
Owned by		-0-

Each	9	Sole Dispositive Power
Reporting
Person		1,048,505

With	10	Shared Dispositive Power

-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,048,505

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

3.6%

14	Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer.
     This Amendment No. 13 to Statement on Schedule 13D is an amendment and restatement in its entirety of the Schedule 13D and amendments Nos. 1 through 12 thereto (collectively, the “Restated Statement”) previously filed with the Securities and Exchange Commission relating to shares of common stock, par value $0.01 per share, of Tarragon Corporation, a Nevada corporation (the “Issuer” or “Tarragon”), which has its principal executive offices at 423 West 55th Street, 12th Floor, New York, New York 10019. The CUSIP number of Tarragon common stock is 876287-10-3.
Item 2. Identity and Background.
     This Restated Statement is filed on behalf of William S. Friedman, Lucy N. Friedman and Beachwold Partners, L.P., a Texas limited partnership whose sole general partner is William S. Friedman, all of whom are sometimes collectively referred to herein as the “Reporting Persons.” William S. Friedman is a United States citizen. His present principal occupation and business address is Chief Executive Officer and Chairman of the Board of Directors of Tarragon, 423 West 55th Street, 12th Floor, New York, New York 10019. Lucy N. Friedman, his spouse, is a United States citizen. Her present principal occupation and business address is President, The After School Corporation, 1440 Broadway, 16th Floor, New York, New York 10018. The business address of Beachwold Partners, L.P. is 423 West 55th Street, 12th Floor, New York, New York 10019.
Item 3. Source and Amount of Funds or Other Consideration.
     William S. Friedman acquired 170,157 shares of Tarragon common stock at $4.70 per share as a result of his exercise, on July 25, 2007, of a stock option originally granted to him in November 1998. Mr. Friedman paid a total of $799,737.90 for these shares out of his personal funds.
Item 4. Purpose of the Transaction.
     This Restated Statement is being filed due to a decrease by more than one percent (1%) in the percentage ownership of the Reporting Persons as a result of sales of stock by parties secured by such stock in order to satisfy margin calls. Such shares were previously pledged to secure revolving margin loans.
     Between August 7, 2007 and August 23, 2007, 1,743,043 shares of Tarragon common stock beneficially owned by William S. Friedman were sold as a result of margin calls, 2,795,778 shares of Tarragon common stock beneficially owned by Lucy N. Friedman were sold as a result of margin calls, and 1,003,045 shares of Tarragon common stock beneficially owned by Beachwold Partners, L.P. were sold as a result of margin calls. All of the proceeds from the liquidation of these shares were used to repay margin debt.

Item 5. Interest in Securities of the Issuer.
     (a) As of December 4, 2007, the Reporting Persons collectively beneficially own an aggregate of 6,435,324 shares of Tarragon common stock, which constitutes approximately 22.3% of the total number of shares of Tarragon common stock outstanding at December 4, 2007. The total shares beneficially owned by the Reporting Persons described above does not include shares of Tarragon common stock owned by the adult children of Mr. and Mrs. Friedman. The Reporting Persons disclaim beneficial ownership of any shares of Tarragon common stock owned by their adult children.
     Each of the Reporting Persons directly own the number of shares of Tarragon common stock set forth opposite their respective names below:

SHARES DIRECTLY
REPORTING PERSON	OWNED AS OF 12/04/07
William S. Friedman	2,287,017
Lucy N. Friedman	3,099,801
Beachwold Partners, L.P.	1,048,505

TOTAL	6,435,324
     (b) Mr. and Mrs. Friedman each have the sole power to vote and to dispose of the shares held in their individual name. Mr. Friedman, as the general partner of Beachwold Partners, L.P., also has the sole power to vote and to dispose of the shares held by the partnership.
     (c) During the 60 days ended August 23, 2007, a total of 1,743,043 shares of Tarragon common stock beneficially owned by William S. Friedman were sold as a result of margin calls, 2,795,778 shares of Tarragon common stock beneficially owned by Lucy N. Friedman were sold as a result of margin calls, and 1,003,045 shares of Tarragon common stock beneficially owned by Beachwold Partners, L.P. were sold as a result of margin calls. These margin sale transactions are detailed on Schedules A-I through A-III attached to this Restated Statement.
     During the 60 days ended August 23, 2007, William S. Friedman also acquired 170,157 shares of Tarragon common stock at $4.70 per share as a result of his exercise, on July 25, 2007, of a stock option originally granted to him in November 1998. The Reporting Persons have not engaged in any transactions in shares of Tarragon common stock since August 23, 2007.
     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the 6,435,324 shares of Tarragon common stock held by the Reporting Persons.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Substantially all of the shares of Tarragon common stock beneficially owned by the Reporting Persons are held in margin accounts with brokerage firms. Such arrangements with brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the market value of the Tarragon common stock and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or options arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     None.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 13 to Statement on Schedule 13D is true, complete and correct.
Dated: December 11, 2007

	/s/ William S. Friedman	/s/ Lucy N. Friedman

	William S. Friedman,	Lucy N. Friedman,
	Individually	Individually

BEACHWOLD PARTNERS, L.P.,

By:	/s/ William S. Friedman
William S. Friedman,
General Partner

Schedule A-I
to Item 5 (c)
of Schedule 13D
William S. Friedman

	Number of
Date	shares sold	Price
8/9/2007	193,174	$0.90
8/9/2007	3,900	$2.40
8/9/2007	50,000	$2.10
8/9/2007	14,600	$1.99
8/9/2007	117,170	$0.87
8/10/2007	300	$1.12
8/10/2007	10,900	$1.11
8/10/2007	30,000	$1.10
8/10/2007	10,000	$1.09
8/10/2007	20,000	$1.08
8/10/2007	10,000	$1.07
8/10/2007	20,000	$1.06
8/10/2007	20,000	$1.05
8/10/2007	13,025	$1.04
8/10/2007	40,000	$1.03
8/10/2007	25,000	$1.02
8/10/2007	40,000	$1.01
8/10/2007	60,000	$1.00
8/10/2007	16,775	$0.99
8/10/2007	13,300	$0.98
8/10/2007	15,000	$0.95
8/10/2007	15,000	$0.94
8/10/2007	20,400	$0.93
8/10/2007	24,600	$0.92
8/10/2007	36,347	$0.91
8/10/2007	10,053	$0.90
8/10/2007	27,000	$0.89
8/10/2007	26,914	$0.88
8/10/2007	5,386	$0.87
8/16/2007	30,704	$0.60
8/16/2007	20,253	$0.59
8/17/2007	10,000	$0.71
8/17/2007	20,000	$0.70
8/17/2007	35,000	$0.67
8/17/2007	2,200	$0.64
8/17/2007	10,000	$0.63
8/17/2007	4,546	$0.58
8/17/2007	14,630	$0.57
8/17/2007	45,000	$0.56
8/17/2007	50,000	$0.55
8/17/2007	20,000	$0.54
8/20/2007	83,714	$0.66
8/21/2007	10,000	$0.63
8/21/2007	10,000	$0.62

Schedule A-I
to Item 5 (c)
of Schedule 13D
William S. Friedman

	Number of
Date	shares sold	Price
8/21/2007	12,000	$0.58
8/21/2007	55,000	$0.57
8/21/2007	15,000	$0.56
8/21/2007	10,000	$0.55
8/22/2007	2,100	$0.59
8/22/2007	35,000	$0.57
8/22/2007	10,633	$0.56
8/22/2007	15,000	$0.54
8/22/2007	10,000	$0.53
8/22/2007	25,000	$0.52
8/22/2007	25,000	$0.51
8/23/2007	519	$0.65
8/23/2007	20,000	$0.64
8/23/2007	42,900	$0.63
8/23/2007	100,000	$0.62
8/23/2007	10,000	$0.61
8/23/2007	10,000	$0.60
8/23/2007	20,000	$0.59
8/23/2007	60,000	$0.58
8/23/2007	10,000	$0.57

Schedule A-II
to Item 5 (c)
of Schedule 13D
Lucy N. Friedman

	Number of
Date	shares sold	Price
8/7/2007	5,000	$3.16
8/7/2007	10,000	$3.17
8/8/2007	1,954	$3.60
8/8/2007	3,200	$3.56
8/8/2007	17,100	$3.55
8/8/2007	1,000	$3.49
8/8/2007	2,500	$3.40
8/8/2007	2,800	$3.31
8/8/2007	3,086	$3.26
8/8/2007	5,000	$3.25
8/8/2007	12,014	$3.24
8/8/2007	10,000	$3.22
8/8/2007	9,900	$3.20
8/8/2007	1,000	$3.19
8/8/2007	10,000	$3.17
8/8/2007	9,600	$3.16
8/8/2007	10,000	$3.15
8/8/2007	5,000	$3.10
8/8/2007	5,000	$3.09
8/8/2007	10,046	$3.06
8/8/2007	25,000	$2.90
8/9/2007	2,933	$2.60
8/9/2007	10,000	$2.42
8/9/2007	5,000	$2.41
8/9/2007	10,000	$2.39
8/9/2007	7,500	$2.38
8/9/2007	2,500	$2.29
8/9/2007	2,500	$2.19
8/9/2007	3,500	$2.18
8/9/2007	2,500	$2.17
8/9/2007	2,500	$2.16
8/9/2007	9,000	$2.10
8/9/2007	15,000	$2.04
8/9/2007	2,500	$2.02
8/9/2007	15,000	$2.00
8/9/2007	10,000	$1.98
8/9/2007	22,500	$1.96
8/9/2007	22,000	$1.95
8/9/2007	5,000	$1.88
8/9/2007	10,000	$1.80
8/9/2007	5,000	$1.78
8/9/2007	10,000	$1.76
8/9/2007	5,000	$1.68
8/9/2007	2,500	$1.61
8/9/2007	17,500	$1.60
8/9/2007	10,000	$1.53

Schedule A-II
to Item 5 (c)
of Schedule 13D
Lucy N. Friedman

	Number of
Date	shares sold	Price
8/9/2007	5,000	$1.51
8/9/2007	3,000	$1.50
8/9/2007	22,500	$1.45
8/9/2007	25,000	$1.43
8/9/2007	5,000	$1.38
8/9/2007	11,500	$1.37
8/9/2007	16,000	$1.35
8/9/2007	2,500	$1.20
8/9/2007	7,500	$1.10
8/9/2007	10,000	$1.09
8/9/2007	70,000	$1.05
8/9/2007	10,000	$1.03
8/9/2007	40,000	$1.02
8/9/2007	50,000	$1.00
8/9/2007	15,000	$0.98
8/9/2007	28,400	$0.97
8/9/2007	50,000	$0.96
8/9/2007	80,000	$0.95
8/9/2007	95,000	$0.94
8/9/2007	95,000	$0.93
8/9/2007	220,000	$0.92
8/9/2007	213,295	$0.91
8/9/2007	357,123	$0.90
8/9/2007	150,100	$0.89
8/9/2007	110,500	$0.88
8/9/2007	55,000	$0.87
8/9/2007	144,000	$0.86
8/9/2007	44,000	$0.85
8/9/2007	55,000	$0.81
8/9/2007	87,677	$0.87
8/9/2007	144,550	$0.90
8/10/2007	5,400	$1.12
8/10/2007	12,400	$1.11
8/10/2007	10,000	$1.09
8/10/2007	10,000	$1.07
8/10/2007	6,975	$1.04
8/10/2007	5,000	$1.03
8/10/2007	20,000	$1.02
8/10/2007	5,000	$1.00
8/10/2007	86,700	$0.98
8/10/2007	8,225	$0.99
8/10/2007	5,000	$0.95
8/10/2007	5,000	$0.94
8/10/2007	13,600	$0.91
8/10/2007	5,500	$0.89
8/10/2007	5,200	$0.88

Schedule A-III
to Item 5 (c)
of Schedule 13D
Beachwold Partners, LP

	Number of
Date	shares sold	Price
8/9/2007	60	$2.72
8/9/2007	80	$2.71
8/9/2007	480	$2.70
8/9/2007	600	$2.69
8/9/2007	25,300	$2.67
8/9/2007	26,551	$1.99
8/9/2007	21,000	$1.98
8/9/2007	10,000	$1.97
8/9/2007	42,000	$1.95
8/9/2007	8,000	$1.94
8/9/2007	5,616	$1.93
8/9/2007	21,000	$1.89
8/9/2007	8,000	$1.86
8/9/2007	8,000	$1.85
8/9/2007	8,000	$1.82
8/9/2007	4,000	$1.81
8/9/2007	4,000	$1.80
8/9/2007	4,000	$1.78
8/9/2007	8,000	$1.77
8/9/2007	11,000	$1.74
8/9/2007	14,000	$1.73
8/9/2007	4,000	$1.72
8/9/2007	4,000	$1.71
8/9/2007	4,000	$1.70
8/9/2007	4,000	$1.62
8/9/2007	4,000	$1.61
8/9/2007	4,000	$1.57
8/9/2007	9,000	$1.56
8/9/2007	36,900	$1.55
8/9/2007	7,183	$1.54
8/9/2007	4,300	$1.53
8/9/2007	4,000	$1.52
8/9/2007	10,000	$1.51
8/9/2007	8,000	$1.50
8/9/2007	8,400	$1.49
8/9/2007	12,100	$1.48
8/9/2007	8,000	$1.47
8/9/2007	6,000	$1.46
8/9/2007	4,000	$1.45
8/9/2007	10,000	$1.44
8/9/2007	10,000	$1.43
8/9/2007	22,142	$1.42
8/9/2007	24,100	$1.41
8/9/2007	26,100	$1.40
8/9/2007	17,500	$1.39

Schedule A-III
to Item 5 (c)
of Schedule 13D
Beachwold Partners, LP

	Number of
Date	shares sold	Price
8/9/2007	26,608	$1.38
8/9/2007	38,000	$1.37
8/9/2007	4,000	$1.36
8/9/2007	37,025	$1.35
8/9/2007	16,000	$1.34
8/9/2007	33,700	$1.33
8/9/2007	8,000	$1.32
8/9/2007	24,000	$1.31
8/9/2007	13,700	$1.30
8/9/2007	3,000	$0.98
8/9/2007	1,000	$0.95
8/9/2007	2,000	$2.51
8/9/2007	10,000	$2.50
8/9/2007	2,000	$2.46
8/9/2007	600	$2.45
8/9/2007	3,310	$2.44
8/9/2007	2,200	$2.40
8/9/2007	15,039	$2.38
8/9/2007	8,200	$2.37
8/9/2007	9,000	$2.36
8/9/2007	5,300	$2.32
8/9/2007	300	$2.31
8/9/2007	26,100	$2.30
8/9/2007	800	$2.22
8/9/2007	7,000	$2.21
8/9/2007	21,268	$2.20
8/9/2007	11,500	$2.19
8/9/2007	100	$2.17
8/9/2007	3,800	$2.16
8/9/2007	5,400	$2.15
8/9/2007	600	$2.13
8/9/2007	2,900	$2.12
8/9/2007	10,000	$2.01
8/9/2007	169,183	$2.00